UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

The Annual General Meeting of Shareholders (the “Meeting”) of Rezolve AI plc (the “Company”), will be held on Tuesday, June 30, 2026, at 2:00 p.m. (UK time), at 21 Sackville Street, London W1S 3DN. The Company has distributed a Notice of Annual General Meeting of Shareholders and a Proxy Card to its shareholders. In connection with the Meeting, the Company hereby furnishes the following documents:

1.Notice of Annual General Meeting of Shareholders with respect to the Company’s Meeting describing proposals to be voted upon at the Meeting; and

2.Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

A copy of the Notice of General Meeting of Shareholders and Proxy Card are furnished as Exhibit 99.1 and 99.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

Press Release

On June 12, 2026, the Company issued a press release announcing its plan to seek authorization to approve a capital reduction and to repurchase up to $300 million of ordinary shares, a copy of which is furnished herewith as Exhibit 99.3.

The information included under the heading “Press Release” (including Exhibit 99.3 to this Report on Form 6-K) is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such filing.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders.
99.2	Proxy Card.
99.3	Press Release dated June 12, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman